CM
3-10

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 4 2005
WASH., D.C. 213

05035890

COMMISSION
549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 66359

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIA Capital Strategies, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**15120 Enterprise Court, Suite 100**
(No. and Street)

| **Chantilly** | **VA** | **20151** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Charles A. Wiebe** **(703) 802-2962**
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Johnson Lambert & Co.**
(Name - *if individual, state last, first, middle name*)

| **11710 Plaza America Drive, Suite 300** | **Reston** | **VA** | **20190-4745** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

# OATH OR AFFIRMATION

I, Charles A. Wiebe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIA Capital Strategies, LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City/County of: Fairfax
Commonwealth of Virginia

Signature

Managing Director

Title

Notary Public

My commission expires: 8/31/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. *
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* See page 10, paragraph 2.

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

# Report of Independent Accountants on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

Members of BIA Capital Strategies, LLC

In planning and performing our audit of the financial statements of BIA Capital Strategies, LLC (the Company) for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission) we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) making the periodic computations of aggregate indebtedness and net capital under Rule17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-1 3

(3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716
11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD ◦ BURLINGTON, VT ◦ CHARLESTON, SC ◦ RALEIGH, NC ◦ RESTON, VA

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's Members, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert & Co.

Reston, Virginia
February 8, 2005

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

# BIA Capital Strategies, LLC

## Audited Financial Statements

*Year ended December 31, 2004*
*with Report of Independent Auditors*

# BIA Capital Strategies, LLC

## Audited Financial Statements

December 31, 2004

## Contents


Report of Independent Auditors ........ 1

Financial Statements

Statement of Financial Condition ........ 2
Statement of Income ........ 3
Statement of Cash Flows ........ 4
Statement of Changes in Members' Equity ........ 5
Notes to the Financial Statements ........ 6-7

Supplementary Information

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ........ 9
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission ........ 10
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission ........ 11

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

# Report of Independent Auditors

Members of BIA Capital Strategies, LLC

We have audited the accompanying statement of financial condition of BIA Capital Strategies, LLC (the Company) as of December 31, 2004 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIA Capital Strategies, LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co.

Reston, Virginia
February 8, 2005

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716
11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD ◦ BURLINGTON, VT ◦ CHARLESTON, SC ◦ RALEIGH, NC ◦ RESTON, VA

# BIA Capital Strategies, LLC

## Statement of Financial Condition

December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 184,908 |
| Accounts receivable | 2,000 |
| Receivable from BIA Capital Corp. | 1,000 |
| Prepaid expenses | 390 |
| Total Assets | $ 188,298 |
| **Liabilities and Members' Equity** | |
| **Liabilities** | |
| Due to BIA Capital Corp. | $ 53,014 |
| Total Liabilities | 53,014 |
| **Members' Equity** | |
| Members' contributed capital | 50,000 |
| Retained earnings | 85,284 |
| Total Members' Equity | 135,284 |
| Total Liabilities and Members' Equity | $ 188,298 |

*See notes to the financial statements.*

BIA Capital Strategies, LLC

Statement of Income

Year ended December 31, 2004

| | |
|---|---|
| **Revenue** | |
| Investment banking income | $ 935,925 |
| Interest and dividends | 380 |
| Total Revenue | 936,305 |
| **Expenses** | |
| Management fees | 501,500 |
| Business development expense | 227,731 |
| Other operating expenses | 121,790 |
| Total Expenses | 851,021 |
| Income before federal income tax | 85,284 |
| Federal income tax provision | - |
| Net Income | $ 85,284 |

*See notes to the financial statements.*

# BIA Capital Strategies, LLC

## Statement of Cash Flows

Year ended December 31, 2004

| | |
|---|---|
| **Cash flows provided by operating activities** | |
| Net income | $ 85,284 |
| Changes in assets and liabilities: | |
| Accounts receivable | (2,000) |
| Receivable from BIA Capital Corp. | (1,000) |
| Prepaid expenses | (390) |
| Due to BIA Capital Corp. | 53,014 |
| Net cash provided by operating activities | 134,908 |
| **Cash flows provided by financing activities** | |
| Members' contributed capital | 50,000 |
| Net increase in cash and cash equivalents | 184,908 |
| Cash and cash equivalents at beginning of year | - |
| Cash and cash equivalents at end of year | $ 184,908 |

*See notes to the financial statements.*

BIA Capital Strategies, LLC

Statement of Changes in Members' Equity

| | Members' Contributed Capital | Retained Earnings | Total Members' Equity |
|---|---|---|---|
| Balance at January 1, 2004 | $ - | $ - | $ - |
| Capital contributions | 50,000 | - | 50,000 |
| Net income | - | 85,284 | 85,284 |
| Balance at December 31, 2004 | $ 50,000 | $ 85,284 | $ 135,284 |

*See notes to the financial statements.*

## 1. Organization and Significant Accounting Policies

### Organization

BIA Capital Strategies, LLC (the Company) was formed in the Commonwealth of Virginia on December 31, 2003. The Company received its registrations/licenses from the Securities and Exchange Commission (SEC) and National Association of Securities Dealers (NASD) on June 7, 2004; from the State of Virginia on June 8, 2004, the State of Connecticut on July 30, 2004 and from the State of New York on January 5, 2005.

The Company engages in merger and acquisition business, private investment banking, and venture capital services and provides strategic and consulting services primarily to the media and communications industry. The Company assists business clients with capital raising and buying and selling entities in exchange for investment banking fees.

### Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

### Revenue Recognition

Investment banking fees for merger and acquisition, private investment banking, and venture capital services are recognized on the settlement date. Non-refundable retainer income is recognized as received.

### Concentration of Credit Risk

The Federal Deposit Insurance Corporation (FDIC) insures bank balances up to $100,000 per banking institution. At various times the amounts on deposit in the various bank accounts are in excess of the FDIC limit. Management monitors these balances and believes they do not represent a significant credit risk to the Company.

## 2. Related Party Transactions

The Company has entered into two contractual agreements with BIA Capital Corp. (BIA Capital). Two of the Company's members are stockholders of BIA Capital. The first agreement provides for reimbursement to BIA Capital for identified facility, overhead and employee costs. The second agreement provides for transaction-specific compensation to BIA Capital for business development activities conducted by BIA Capital employees on behalf of the Company. Separately, management fees are paid upon the approval of the Company's Members for reimbursement of expenses of BIA Capital.

During 2004, the Company incurred management fees of $501,500, occupancy, overhead and employee costs of $67,250, and transaction-specific business development costs of $227,731. At December 31, 2004, the amounts due and outstanding to BIA Capital were $53,014.

## 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations as a broker-dealer and 15 to 1 thereafter. At December 31, 2004 the Company had net capital of $131,894, which exceeded its capital requirements of $5,000 and had a ratio of aggregate indebtedness to net capital of .4 to 1.

## 4. Income Taxes

The Members have elected to have the Company treated as a limited liability corporation for income tax purposes, whereby the taxable income or loss flows through to and is reportable by the members individually. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

Supplementary Information

BIA Capital Strategies, LLC

Schedule of Computation of Net Capital under Rule 15c3-1 of The Securities and Exchange Commission

As of December 31, 2004

| | |
|---|---|
| Net capital: | |
| Total stockholder's equity qualified for net capital | $ 135,284 |
| Add liabilities subordinated borrowings allowable in computation of net capital | - |
| Total capital and allowable subordinated borrowings | 135,284 |
| Deductions and/or charges: | |
| Accounts receivable | (2,000) |
| Receivable from affiliates | (1,000) |
| CRD deposit | (390) |
| Net capital before haircuts on securities positions | 131,894 |
| Haircuts on securities (stock, money market and mutual funds) | - |
| Net capital | $ 131,894 |
| Aggregate indebtedness | $ 53,014 |
| Computation of basic net capital requirement: | |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 126,894 |
| Ratio: Aggregate indebtedness to net capital | .40 to 1 |
| Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2004) | |
| Net capital as reported in Company's Part II (Unaudited) | |
| FOCUS Report | $ 131,894 |
| Audit adjustments | - |
| Net capital per above | $ 131,894 |

See page 10, paragraph 2.

BIA Capital Strategies, LLC

Computation for Determination of Reserve Requirements under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2004

Rule 15c3-3 is intended to limit the broker-dealers use of customer funds. The rule requires the reserve to be calculated as the excess of customer-related credits over customer-related debits. The total credits and debits amounted to $0 at December 31, 2004. No deposit was required.

Pursuant to Paragraph (d) (4) of Rule 17a-5, there are no material differences between this reserve computation required pursuant to Rule 15c3-3 and the corresponding computation prepared by and included in the Company's unaudited part II FOCUS Report filing as of the same date.

BIA Capital Strategies, LLC

Information Relating to Possession or Control Requirements under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2004

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

   A. Number of items – NONE $ -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Number of items – NONE $ -